October 3, 2008

By U.S. Mail and facsimile to (202) 772-9202 and via Edgar

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E. MS 3561
Washington, D.C., 20549

Re:
Sierra Pacific Resources Request for Extension of Time to Letter dated September 24, 2008 regarding its Form 10-K for Fiscal Year Ended December 31, 2007, filed on February 27, 2008, Form 10-K/A for Fiscal Year Ended December 31, 2007, filed February 28, 2008, Definitive Proxy Statement on Schedule 14A, filed March 19, 2008, Form 10-Q for the Quarterly Period Ended March 31, 2008, filed May 2, 2008, Form 10-Q for the Quarterly Period Ended June 30, 2008, filed August 5, 2008.

Dear Mr. Owings:

Sierra Pacific Resources (“SPR”) has received your letter dated September 24, 2008 concerning the review by Staff of the above-referenced filings.

This letter is to confirm the discussion between Ronald Alper, SEC Staff Attorney, Susanne Stark, SPR’s Senior Counsel and myself on Friday, October 3, 2008, in which Mr. Alper confirmed that an extension of time for SPR to file its response no later than October 28, 2008, is acceptable to the SEC Staff.

If you require any further information about this matter, please contact my office at (702) 402-5622.

Sincerely,

/s/  E. Kevin Bethel

E. Kevin Bethel
Corporate Controller

cc:           Ronald E. Alper, Staff Attorney
Mara Ransom, Legal Branch Chief